Douglas Emmett, Inc.

808 Wilshire Boulevard, 2nd Floor, Santa Monica, California 90401
Telephone 310.255.7700 Facsimile 310.255.7701

May 24, 2016

VIA EDGAR

Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:        Douglas Emmett, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed on February 19, 2016
File No. 1-33106

Douglas Emmett, Inc.
Form 10-Q for the quarterly period ended March 31, 2016
Filed May 6, 2016
File No. 1-33106

Dear Ms. Monick:

We are in receipt of your letter dated May 18, 2016 regarding a comment to the above referenced filings. For your convenience, the comment contained in your letter is reprinted below in italics followed by our response:

Form 10-Q for the quarterly period ended March 31, 2016

Notes to the Consolidated Financial Statements

3. Investments in Real Estate, page 13

1.	STAFF COMMENT:

We note that you have recorded the $240 million of bridge equity as noncontrolling interest. Please clarify for us the nature of the bridge equity and tell us how you determined it should be reflected as noncontrolling interest. Within your response, please reference the authoritative accounting literature management relied upon.

COMPANY RESPONSE:

Before closing the acquisition of the Westwood Portfolio (the “Acquisition”) through a consolidated joint venture (the “Joint Venture”), we had publicly announced that we expected to ultimately retain 20% to 30% of the membership interests in the Joint Venture, with our final equity ownership expected to be determined in the second quarter. At the time of the Acquisition, we had reached agreement with a third party to purchase 40% of the membership interests in the Joint Venture; while we were in on-going discussions with other third parties about acquiring an additional 30-40% of the membership interests we held1, no agreement had been reached. As a result, when the Acquisition closed on February 29, 2016, we contributed $480 million to the Joint Venture (out of the total equity of $800 million) in exchange for 60% of its membership interests. During the period we owned 60% of the membership interests, we accounted for the 40% (or $320 million) not owned by us as noncontrolling interest.

During the second quarter, we closed the sale of half of our membership interests (representing 30%) in the Joint Venture to an unaffiliated third party, reducing our ownership to 30%, which is discussed in the subsequent events note in our Form 10-Q. We will account for that sale in accordance with ASC 810-10-45-23.

Following the sale, the $560 million (70%) membership interests in the Joint Venture that are owned by unaffiliated third parties that we do not control will be properly treated as noncontrolling interests under ASC 810-10-45-15 (“the ownership interests in the subsidiary that are held by owners other than the parent is a noncontrolling interest. The noncontrolling interest in a subsidiary is part of the equity of the consolidated group”).

Given that as of the date of our filings on May 6, 2016, we had completed the expected agreement to sell half of the membership interests we initially acquired, we believe it was appropriate to disclose both the impact of the initial Acquisition as well as of that subsequent sale. Accordingly, in our disclosure of the sources and uses of funds for the Acquisition, we presented both the funding as it occurred on closing as well as a pro forma adjustment showing the impact of the sale of half of our membership interests to a third party: the total noncontrolling interests in the Joint Venture increased from the original $320 million to $560 million, reflecting the sale of the $240 million equity interest to the new owner and the borrowings under our credit line decreased by $240 million as a result of the application of the sale proceeds.

In connection with this response, Douglas Emmett, Inc. acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (310) 255-7763.

Sincerely,

/s/ Mona M. Gisler
Mona M. Gisler
Chief Financial Officer
Douglas Emmett, Inc.

___________________________________________________

1Having publicly announced that we intended to sell a portion of the membership interests we contributed within 60 to 90 days after closing, we have referred to those membership interests as “bridge equity” in the investment banking firm sense, although from the perspective of the Joint Venture (as well as the investor and the lender) our contribution was irrevocable and permanent.